# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Diebold Nixdorf, Incorporated, CIK 0000028823
CUSIP: 253651202
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 350 Orchard Avenue NE, North Canton, Ohio (OH), 44720-2556
Date of event which requires filing of this statement: 07/29/2026
Filed by CIK 0001422849
Persons authorized to receive notices and communications: Timothy J. Moon, Capital World Investors, 333 South Hope Street, 55th Floor, Los Angleles, California (CA), 90071, (213) 615-0050

## Reporting persons
- Capital World Investors (CIK 0001422849): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 11,844,145; sole dispositive power 11,844,145; aggregate amount beneficially owned 11,844,145 (34.9% of the class)
  Comment: The calculation of the percentage of the class beneficially owned by the reporting person is based on 33,946,588 Common Shares (as defined in Item 1 below) outstanding as of July 21, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on July 29, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Diebold Nixdorf, Incorporated
Address of issuer's principal executive offices: 350 Orchard Avenue NE, North Canton, Ohio (OH), 44720-2556
Comment:
This Amendment No. 4 ("Amendment No. 4") amends and supplements the Schedule 13D filed on August 21, 2023, as amended by Amendment No. 1 thereto filed on October 24, 2023, Amendment No. 2 thereto filed on March 11, 2024 and Amendment No. 3 thereto filed on February 17, 2026 (as amended, the "Schedule 13D") on behalf of Capital World Investors ("CWI" or the "Reporting Person"), a division of Capital Research and Management Company ("CRMC"), a Delaware corporation, as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CMRC, the "investment management entities"), relating to the common shares, $0.01 value per share (the "Common Shares"), of Diebold Nixdorf, Incorporated, a Delaware corporation (the "Issuer"). Each Item below amend and supplements the information disclosed under the corresponding Item of the Schedule 13D unless otherwise noted. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No.4 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This Amendment No. 4 is being filed to reflect the change in percentage of beneficial ownership held by the Reporting Person as a result of the change in the outstanding Common Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

The aggregate number of Common Shares to which this Schedule 13D relates is 11,844,145 Common Shares held as of the close of business on July 29, 2026, which represents 34.9% of the Issuer's outstanding Common Shares. The foregoing percentage is calculated based on 33,946,588 Common Shares outstanding as of July 21, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the SEC on July 29, 2026.

## Signatures
- Capital World Investors: /s/ Timothy J. Moon, Vice President and Senior Counsel, Capital Research and Management Company (07/31/2026)